Exhibit 99.1

Consent of IBOPE Inteligência

We hereby consent to (1) the use of and all references to the name of IBOPE Inteligência and Instituto Brasileiro de Opinião Pública e Estatística in the annual report on Form 20-F of StoneCo Ltd. (the “Company”) and any amendments thereto (the “Annual Report”) and any other filings with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, or any correspondence with the SEC by the Company; including, but not limited to, the use of the information supplied by us and set forth under the sections “Item 4.—Information on the Company—A. History and development of the company” and “Item 4.—Information on the Company—B. Business overview”; and (2) the filing of this consent as an exhibit to any such filings with the SEC by the Company.

Sincerely,

By:	/s/ Márcia Cavallari Nunes	By:	/s/ André Rodrigues da Silva
Name:	Márcia Cavallari Nunes	Name:	André Rodrigues da Silva
Title:	Diretora Executiva	Title:	Gerente Administrativo e Financeiro

April 26, 2019